Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com


March 3, 2010

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey A. Foor U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: RYDEX VARIABLE TRUST (THE "TRUST") - MULTI-CAP CORE EQUITY FUND PRELIMINARY PROXY STATEMENT (FILE NO. 811-08821)
         ------------------------------------------------

Dear Mr. Foor:

This letter responds to your comments conveyed to us during a telephone conference on February 24, 2010 relating to the Trust's Preliminary Proxy Statement, filed on February 12, 2010 for the purpose of notifying shareholders of the Multi-Cap Core Equity Fund (the "Fund") of the approval by the Trust's Board of Trustees (the "Board") of a Plan of Liquidation and Dissolution for the Fund. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus.

PROSPECTUS
----------

      1. COMMENT. In certain sections the proxy statement states that shares of the Fund are available only to insurance companies and their separate accounts and in others it states that shares of the Fund are available to the trustees and custodians of certain qualified plans. Please make all such disclosure consistent throughout the proxy statement.

          RESPONSE. We have revised the proxy statement accordingly.

      2. COMMENT. In the fourth paragraph under "What are the Reasons for the Proposed Liquidation and Dissolution of the Fund?", the proxy
          statement  states  that  "Management  considered   reorganization  and
          liquidation  options for the Fund. . . . and concluded that due to the costs associated with a fund reorganization, a fund merger was not an appropriate option." Please explain in the proxy statement who would have been responsible for bearing such costs.

          RESPONSE. We have revised the second sentence in the fourth paragraph under "What are the Reasons for the Proposed Liquidation and Dissolution of the Fund?" as follows (bracketed language represents new language):

          Management analyzed a possible merger of the Fund with other funds in the Rydex Funds complex, and concluded that due to the costs associated with a fund reorganization, [which would be borne by both Management and shareholders of the Fund,] a fund merger was not an appropriate option.

      3. COMMENT. In the first paragraph under "How are the Proposed Liquidation Plan and Related Transactions to be Effected if the Fund's Shareholders Approve the Proposal", the proxy statement states "[o]n or about April 22, 2010, but not later than April 23, 2010 (the "Liquidation Date"), the Fund will be liquidated in accordance with the terms of its liquidation plan." The proxy statement subsequently states in the third paragraph that "[t]he proportionate interests of shareholders in the assets of the Fund shall be fixed on the basis of their respective shareholdings at the close of business on April 23, 2010." Please clarify or make the language consistent.

          RESPONSE. We have revised the second sentence of the first paragraph under "How are the Proposed Liquidation Plan and Related Transactions to be Effected if the Fund's Shareholders Approve the Proposal" as follows:

          On or about April 23, 2010 (the "Liquidation Date"), the Fund will be liquidated in accordance with the terms of its liquidation plan.

      4.  COMMENT. Please augment the response to "What is the Recommendation of
          the  Board?".   In  particular,   please  discuss  why  the  Board  is
          recommending a liquidation and what information it considered.

          RESPONSE. We have revised the response to "What is the Recommendation of the Board?" by adding the discussion below after the second sentence of the response.

          In particular, the Board considered the fact that Management did not anticipate any future prospects for increasing the Fund's assets under management and did not believe that continuing to manage the Fund at its current asset levels would be beneficial to the Fund or its shareholders. The Board also considered Management's recommendation to not reorganize the Fund into another existing Rydex Fund because of the lack of a suitable Rydex Fund with a complementary investment objective and strategy and the potential cost of a reorganization in comparison to the relatively low level of assets under management that the Fund would contribute to the existing Rydex Fund in such a reorganization. The Board further considered the regulatory constraints involved in the reorganization of a variable fund, including the time needed to seek and obtain exemptive relief to carry out a reorganization of the Fund were a complementary Rydex Fund to be identified.

      5. COMMENT. Explain whether the Board considered the fact that the Rydex Variable Trust U.S. Money Market Fund has a higher fee ratio than the other default investments and highlight in the proxy statement that the Fund's fees are higher than the other default options.

          RESPONSE. The default investment options available to Fund shareholders that do not elect to transfer their contract value to a new investment option of their choice prior to the Fund's Liquidation Date are dependent on the investment options offered by each Insurance Company. Thus, it is not within the Board's discretion to consider or select the default investment options.

          We, however, have added the following sentence to the end of the list of default investment options included under "How are the Proposed Liquidation Plan and Related Transactions to be Effected if the Fund's Shareholders Approve the Proposal":

          A summary of each default investment option's investment objective, investment strategy, risks, and expenses is included in Appendix A. Shareholders should read this information and each default investment option's prospectus carefully before deciding to take advantage of the default investment options as some of the funds may have higher fees and expenses and different risks than others.

      6. COMMENT. Please confirm that the Insurance Companies either have agreed to or provided the Trust with the default investment options described in the proxy statement and that they have provided or intend to provide notice of the liquidation of the Fund, including a discussion of the default investment options, the rights of the Variable Contract holders, and allocation instructions, to their respective Variable Contract holders prior to the Liquidation Date.

          RESPONSE. Our client has confirmed that the Insurance Companies either have agreed to or provided the Trust with the default investment options described in the proxy statement. Our client has further confirmed that to the best of its knowledge, the Insurance Companies have provided or intend to provide notice of the liquidation of the Fund to their respective Variable Contract holders prior to the Liquidation Date. Our client is unable to confirm the exact content of such notices.



                                       ***

I hereby acknowledge on behalf of Rydex Variable Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
-------------------


Laura E. Flores


c:  Amy Lee
    Joanna Haigney
    Elisabeth Miller



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